EXHIBIT 99.4

ALGONQUIN POWER & UTILITIES CORP. ANNOUNCES THE ACCEPTANCE OF TWO WIND PROJECTS BY HYDRO-QUÉBEC DISTRIBUTION

TORONTO, Dec. 21 /CNW/—Algonquin Power & Utilities Corp. (“APUC”) (TSX: AQN) announced today that Hydro-Québec Distribution has accepted proposals for the purchase of energy from the 24MW Saint-Damase and 24MW Val-Éo wind power generating projects. The projects were submitted with support from APUC in response to the community based call for offers announced in the spring of 2009.

Saint-Damase Wind Project is located in the local municipality of Saint-Damase which is within the regional municipality of la Matapédia. The project proponents include the Municipality of Saint-Damase and APUC. The project is currently envisioned to consist of twelve 2MW ENERCON Canada Inc. (“ENERCON”) E-82 wind turbine generators, producing approximately 86,000 MWh annually. Construction of the project is estimated to begin in early 2013 with a commercial operations date in late 2013.

Val-Éo Wind Project is located in the local municipality of Saint-Gédéon de Grandmont, which is within the regional municipality of Lac-Saint-Jean-Est. The project proponents include the Val-Éo wind cooperative formed by community based landowners and APUC. The project is expected to be comprised of eight 3MW ENERCON E-101 wind turbine generators, producing approximately 66,000 MWh annually. Construction of the project is expected to begin in early 2015 with commercial operations occurring in late 2015.

The quantum of the interests of APUC in the Saint-Damase and Val- Éo projects is subject to final negotiations with the partners in the projects but, in any event, will not be less than 50% and 25%, respectively. Final funding of the projects will be arranged and announced when all required permitting has been met, and all other pre-construction conditions have been satisfied.

Preliminary permitting will begin for both projects in early 2011, with all major authorizations targeted for completion by the end of 2012.

“We would like to thank the community of Saint-Damase and Val-Éo for their significant contribution in preparing the Hydro-Québec Distribution bid submissions”, commented Ian Robertson, Chief Executive Officer of APUC. “While APUC has been an active participant in the Quebec market for many years with twelve hydroelectric facilities, we look forward to working directly with our local partners on the development of these significant infrastructure projects that will provide community benefits to both regions for many years”.

About Algonquin Power & Utilities Corp.

Through its distinct operating subsidiaries, APUC owns and operates a diversified portfolio of approximately $1 billion of clean renewable electric generation and sustainable utility distribution businesses in North America. Liberty Water Co., APUC’s water utility subsidiary, provides regulated utility services to more than 70,000 customers with a portfolio of 19 water distribution and wastewater treatment utility systems. Pursuant to previously announced agreements, APUC, through its electric utility Liberty Energy Utilities Co., is committed to acquiring the California based regulated utility assets of NV Energy, as well as Granite State Electric Company, a New Hampshire electric distribution company, and EnergyNorth Natural Gas Inc., a regulated natural gas distribution utility, which utilities in total serve over 173,000 customers. Algonquin Power Co., APUC’s electric generation subsidiary, includes 45 renewable energy facilities and 14 thermal energy facilities representing more than 480 MW of installed capacity. APUC and its operating subsidiaries deliver continuing growth through an expanding pipeline of greenfield and expansion renewable power and clean energy projects, organic growth within its regulated utilities and the pursuit of accretive acquisition opportunities. APUC’s common shares and convertible debentures are traded on the Toronto Stock Exchange under the symbols AQN, AQN.DB, AQN.DB.A and AQN.DB.B. Visit Algonquin Power & Utilities Corp. on the web at www.AlgonquinPowerandUtilities.com.

Caution Regarding Forward-Looking Information

Certain statements included in this news release contain information that is forward-looking within the meaning of certain securities laws, including information and statements regarding prospective results of operations, financial position or cash flows. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. APUC cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include those set out in the management’s discussion and analysis section of APUC’s 2009 annual report and 2010 third quarter report, and APUC’s Annual Information Form dated March 31, 2010. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, APUC undertakes no obligation to update any forward-looking statements or information to reflect new information, subsequent or otherwise.

%SEDAR: 00014832E

For further information:

Kelly Castledine

Algonquin Power & Utilities Corp.

2845 Bristol Circle, Oakville, Ontario, L6H 7H7

Telephone: (905) 465-4500

Website: www.AlgonquinPowerandUtilities.com

CO: Algonquin Power & Utilities Corp.

CNW 07:00e 21-DEC-10